FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui established a management subsidiary in the U.K for its existing LNG investments

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 1, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2011

MITSUI & CO., LTD.

By:	/s/ Joji Okada
Name:	Joji Okada
Title:	Executive Managing Officer
Chief Financial Officer

April 1, 2011

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Mitsui established a management subsidiary in the U.K for its existing LNG investments

Mitsui & Co., Ltd. (“Mitsui”) announced today that Mitsui established a 100% subsidiary, Mitsui & Co. LNG Investment Limited (“MITLI”), with a capital of US$1,017million in the United Kingdom to manage its existing LNG investments. Mitsui transferred and integrated its investments in LNG projects located in the Middle East and Africa into MITLI so that Mitsui can manage the investments in an efficient and integrated manner including re-investment of proceeds from such investments into new LNG projects in the area as well as further developments of the existing projects.

Mitsui positions mineral resources and energy business area as a key business, and has developed LNG business to its core business through participations in various LNG projects including Abu Dhabi, North West Shelf Venture in Australia, Qatar, Oman, Sakhalin II in Russia, Equatorial Guinea and Tangguh in Indonesia. LNG is regarded as an environmentally-friendly energy compared with coal and oil, and the demand is expected to be increasing globally. It is Mitsui’s policy to expand LNG business to contribute to stable supply of energy for the world as well as for Japan.

This transaction is not expected to have any significant impact on Mitsui’s consolidated financial results of fiscal year ended March 31, 2011.

For further information, please contact:

Mitsui & Co., Ltd.
Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7540

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.